Exhibit 5.1
Opinion of Lackowicz, Shier & Hoffman

Suite 300, 204 Black Street Whitehorse, Yukon YIA 2M9 Telephone: 867-668-5252 Fax: 867-668-5251 E-mail: lackowicz.shier@yukonlaw.com
BARRISTERS & SOLICITORS

IN ASSOCIACTION WITH

Reply Attention To: Paul W. Lackowicz DIRECT E-MAlL:plackowicz@yukonlaw.com Our File No: 33434

March 13, 2006
BY EMAlL AND MAIL
Ultra Petroleum Corporation
363 North Sam Houston Parkway East
Suite 1200
Houston, Texas
USA
77060
Dear Sirs/Mesdames
     Re: Ultra Petroleum Corp. — 2005 Stock Incentive Plan
     We act as Yukon counsel to Ultra Petroleum Corp. (the “Corporation”). We have been asked by the Corporation to render an opinion in connection with the Corporation’s preparation and filing of a Registration Statement on Form S-8 (the “Registration Statement”) with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended. The Registration Statement relates to an aggregate of 5,000,000 common shares of the Corporation (the “Shares”) which may be issued pursuant to the Corporation’s 2005 Stock Incentive Plan.
Scope of Review
For the purposes of our opinion, we have reviewed the following

(a)	faxed copy of directors’ resolutions dated February 7, 2005 a photocopy of which is attached to this letter as Schedule “A”;

(b)	faxed copy of minutes of shareholders’ meeting held April 29, 2005, a photocopy of which is attached to this letter as Schedule “B”;

(c)	the Corporation’s 2005 Stock Incentive Plan attached as Schedule “B” to the Notice of Annual and Special Meeting of Shareholders held on April 29, 2005.
     We have examined originals or copies, certified or identified to our satisfaction, of the articles and by-laws of the Corporation. In rendering the opinions herein, we have relied only

Paul W. Lackowicz Lori A. Lavoie	Daniel S. Shier Serge M. Lamarche	Debbie P. Hoffman Brenda F. Smichura-Jerome

Counsel: Timothy S. Preston, Q.C.

File No. 29084
upon our examination of the foregoing documents, and we have made no further or other examinations or investigations, and we have made no independent verification or check of the factual matters set forth in such documents or certificates.
Assumptions
In rendering this opinion, we have assumed

The genuineness of all signatures;

2	The authenticity and completeness of all documents submitted to us as originals;

3.	The conformity to original documents and the completeness of all documents submitted to us or received by us as conformed copies, certified copies, photocopies or facsimile transmissions, and the authenticity of the originals where certified copies, photocopies or facsimile transmissions have been submitted or received; and

4.	The accuracy, completeness and truth of all facts set forth in corporate records or official public records and certificates and any other documents, certificates or records supplied by corporate or public officials and the identity and capacity of all individuals acting or purporting to act as such.
Practice Restriction
     We are solicitors qualified to carry on the practice of law in the Yukon Territory only and we express no opinion as to any laws or matters governed by the laws other than the Yukon Territory and the federal laws of Canada applicable therein in effect as at the date of this opinion.
Opinion
     Based and relying upon the foregoing, we are of the opinion that, upon receipt by the Corporation of full payment therefor pursuant to the Corporation’s 2005 Stock Incentive Plan, the Shares when issued in accordance with the terms of the Corporation’s 2005 Stock Incentive Plan will be validly issued, fully paid and non-assessable.
     We hereby consent to the filing of this opinion with the Securities Exchange Commission as an exhibit to the Registration Statement.

Yours very truly,

LACKOWICZ, SHIER & HOFFMAN

SCHEDULE “A”
MINUTES OF ORGANIZATIONAL MEETING
OF
ULTRA PETROLEUM CORP., a Yukon Territory Corporation
and parent company for
UP ENERGY CORPORATION, a Nevada Corporation, subsidiary
ULTRA RESOURCES, INC., a Wyoming Corporation, subsidiary and
SINO-AMERICAN ENERGY COMPANY, a Nevada Corporation, subsidiary
A meeting of the Board of Directors of Ultra Petroleum Corp., a parent corporation of UP Energy Corporation, Ultra Resources, Inc., and Sino-American Energy Company, was held at 8:30 a.m. CST on February 7, 2005 in Houston, Texas.
A quorum of the following directors were present:
Michael Watford, Chairman, CEO and President
Mr. James C. Roe
Mr. James Nielson
Dr. Charles Helton
Mr. Robert Rigney
Other people present for the meeting, in part or whole, were:
Charlotte Kauffman, Corp. Secretary
Fox Benton, Chief Financial Officer
Kristen Marron, Financial Reporting Manager
Michael Patterson, Vice President, International Exploration
Stephen Kneller, Vice President, Domestic Exploration
Roger Heckman, Director Reservoir Management
Exhibit “B” denotes the minutes taken at the meeting, Exhibit “A” is the board book and the materials handed out prior to the meeting.

EXHIBIT B — BOARD MEETING MINUTES 02/07/05
Opening Remarks
Mr. Watford opened the meeting by proposing the schedule for the next four meeting as well as the major themes he would propose be covered in each meeting. This meeting as already stated in the outline is the year-end review and incentive compensation review. The April meeting scheduled for the 25th of April will be discussions of strategic alternatives. The third meeting scheduled for July 25th will be third quarter review as well as multi-year planning and finally the October 24th meeting will be establishing the budget for 2006. Mr. Watford asked if anyone had other ideas or comments to this proposed schedule. There were no comments or additions.
Some of the highlights from this past year are the Company had production growth of 71%, finding and development costs of $0.39, proved plus probable reserve growth of 67% and 1262 well locations in our inventory.
Mr. Watford moved on with the agenda and asked if there were any comments or corrections to the September meeting’s minutes. Mr. Nielson had one correction on page 3 in the first paragraph the statement should read 1.9 “years” versus 1.9 “months”. Mr. Benton recommended a change on page 4 the second paragraph in the fourth line it should read “expected” average price of $35.00 versus “at an” average price. Also in paragraph 3 on page 4 it should read “Ultra” lifting’s versus “The” lifting’s and finally on page 4 the second to last paragraph in the first line it should be “capital” ratio versus “equity” ratio.
Mr. Watford stated Mr. Heckman and Mr. Kneller will be reviewing with the board modeling by Netherland Sewell on the two reserve growth projects this year. It appears Netherland Sewell thinks a recovery factor of 70% is reasonable, but they are still evaluating all the data. Mr. Nielson asked why Ryder Scott does our China reserves instead of Netherland Sewell. Mr. Watford stated there were two reasons; one Ryder Scott’s bid was less and two, they do our Chinese partner’s, CNOOC’s, reserves.
Mr. Watford made a motion to accept the minutes with the recommended changes, Dr Helton seconded the motion, all approved.
Mr. Watford commented that our debt level is approximately $l00MM versus our cash flow of approximately $200MM so in about six months, if we wanted to, we could pay off debt completely. But he is not sure that is what we want to do. Mr. Nielson asked about buying back stock. Dr. Helton stated he thought stock buy backs send a strong statement to the investment community. Mr. Watford explained we had been looking into the mechanics of a stock buy back program but considering we are a Canadian company and our assets are in the US it is possible there would be some tax consequences, but it is still being evaluated.

Ms. Marron was then asked to present the year-end financials. She opened her presentation with a summary of the results. Production increased 70% from last year, revenue increased 112% and expenses stayed in line with our projections. G & A increased 7% over last year. Debt was $102MM at the end of the year versus $99MM at the end of 2003 and we have two LIBOR notes at just under 3% interest in place. Net income was $105MM versus $45MM from the year before, cash flow was $198MM versus $76MM and our capital expenditures for the year were $196MM which is the first time cash flow has been greater than our expenditures.
DD&A was $0.68 this year versus $0.56 last year primarily due to higher costs in Wyoming which includes higher steel costs and fuel costs. Basically the cost to drill wells went up this year. Mr. Roe asked if we expect to have the DD&A rate stay at $0.68 for the year. Mr. Watford stated that there will be some potential increase for costs that will affect these rates. Dr. Helton asked what is the industry’s DD&A rate typically. Mr. Benton stated it is around $1.30 so we are about half of the industry rate.
Ms. Marron then reviewed with the board the actuals versus budget numbers for the year. We were over budget with taxes due to the increase in production. Earnings per share were budgeted at $0.74 and it was actually $1.31. Income tax deferred is $58MM and the rate is at about 35.5%. There was some discussion about the income taxes we will be expected to pay in the future and the taxes we will be paying in China. Although it was pointed out that we should get foreign tax credits. Ms. Marron did point out that we will not be subject to US tax for quite a while.
Presently, the line of credit is at $90MM and our accounts payable are in good shape. Mr. Benton stated we tripled our retained earnings this year. Ms. Marron then turned the meeting over to Mr. Heckman for a discussion on the Company’s year-end reserves.
Mr. Heckman reported that the total proved year-end reserves are 1.5 TCFE. The first page behind the tab marked Reserves in the board book shows the table of the 2004 proved, probable and possible reserves received from Netherland Sewell and Ryder Scott, the Company’s outside reservoir engineering firms. The following 3 pages in the materials have the wells broken down by operator, depth drilled, reserve category assigned to the specific well along with the pre-drill EUR and year-end EUR that was actually achieved. Ultra operated wells were 8% better than the pre-drill estimate, Anschutz and Shell were 1.3% and 1.7% respectively worse than estimated and Questar was 8.3% better than estimated.
Mr. Heckman stated that reserves grew 42% from 2003 and 1945% since 1999. We continue to grow proved undeveloped not just proved developed. The breakdown geographically of our proved reserves is 86% from Pinedale Anticline. 11% from Jonah and 3% from China. There are a total of 1160 potential locations from the 2004 reserve analysis which is broken down as follows: 649 — 40 acre location and 511 — 20 acre location just on Pinedale. Mr. Watford pointed out that you could add over 100 additional potential locations in Jonah for a total of over 1260 locations in our inventory.

Mr. Heckman reviewed the China reserves prepared by Ryder Scott. Total proved reserves are 45.5 BCFE which is $103MM on a PV10 basis. The Duri price was around $32.00 per barrel.
Mr. Heckman then discussed with the board the Mesaverde project being conducted by Netherland Sewell and the incorporation of additional Mesaverde reserves into the Lance EUR maps. About two-thirds of the Mesaverde has now been incorporated in to the EUR map to date.
Mr. Heckman also presented the increased density project being conducted by Netherland Sewell to the board and showed the data thus far on the results from the 11 wells operated by Ultra in our pilot areas.
Mr. Kneller then presented an update of operations in Wyoming. In 2004 the Company participated in 84 gross wells (36.99 net), 38 of those wells were development wells and 46 were exploratory wells — the Company operated 32 of the wells. Nearly all the wells were drilled to the Mesaverde. There are 7 rigs currently running in the Warbonnet area. Questar has two rigs running in the northern portion of the Anticline and Shell has two rigs currently working.
In 2005 the planned drilling program is to participate in 110 gross well (50.03 net) with 38 of these wells operated by the Company. Additionally there will be 28 carry over wells from 2004 so that will bring it to a total of 138 gross wells for 2005. In July the Wyoming Oil & Gas Commission approved 20 acre spacing on Questar’s operated acreage in the Mesa and Stewart Point areas which covers approximately 14,000 acres. The Company has a working interest in approximately 13, 500 of those acres.
In November the Commission approved 10 acre spacing in Jonah of which the Company has approximately 2000 gross acres. Also in November Questar received approval from the BLM to drill during the winter months with two rigs. If they comply with the requirements of the EA established for their winter drilling program, they could go to as many as 6 rigs on three pads by next winter.
There was some discussion regarding the results of the exploratory well in the Boulder township as well as Questar’s deep test well. Under the land update Mr. Kneller reported that the Company drilled two lease saving wells in 2004 thus, the core of the Anticline is now all HBP. There is approximately 167,000 gross (93,000 net) acres in the Company’s inventory in Wyoming.
Mr. Kneller then reviewed in detail with the board the Mesaverde project being conducted with Netherland Sewell and stated it appears that the Mesaverde contributes approximately 20% of the total well rate. Mr. Kneller also reviewed in detail the work on the increased density evaluation for the Anticline. The Company has an interest in approximately 71% of the Pinedale Anticline that is considered productive.

In reviewing the production charts it shows we are at about 145MM/day. A large percentage of the wells we operated this year were directional wells. Our wells costs have increased by about 35% due largely to higher costs of the rigs and equipment, drilling deeper wells and drilling directionally. In 2004 the Company pumped 604 completion stages versus 147 completion stages in 2003, a 411 % increase in activity. The good news was that by evaluating and continually improving our completions we reduced our costs for completions that resulted in an overall program savings of $7MM in 2004.
The meeting was adjourned so the Compensation Committee could meet with the representatives from Longnecker and Associates the consulting firm retained by thc Committee to assist in creating the Company’s new compensation package.
The full board then resumed its’ meeting without management to discuss forecasts and goals, For year end 2005 the assumptions on the income statement are $4.50 gas prices, $40 oil prices and $27.50 Duri crude prices for Bohai Bay. The forecast show production increasing to approximately 65 BCFE, net income increasing to $125MM and operating cash flow of $242MM. G&A and stock compensation is projected at $7.6MM and $2.1 MM respectively. Management is recommending a capital budget of $290MM for 2005 which exceeds projected cash flow but with the cost of debt at about 3% and with prices where they are projected to be it makes sense to increase our capital budget by approximately $l00MM from last year. Mr. Watford then reviewed with the board the forecast showing a threshold case, an above expectation case and an upside case.
The breakdown for the 2005 capital budget is for Wyoming $263MM, for China $21MM and $6MM for capital G&A and Pennsylvania. Mr. Nielson made a motion to approve the 2005 capital budget at $290MM, Mr. Roe seconded the motion, all approved.
The board reviewed the proposed 2005 goals which are consistent with the 2005 goals as set by the Compensation Committee for the compensation package. Dr. Helton recommended approval of those goals. Mr. Rigney seconded the motion and all approved. The Compensation Committee established net income targets of between $114MM to $130MM, cash flow from operations of between $222MM to $252MM and production targets of between 60BCFE to 67.5BCFE.
The board then discussed a 2 for 1 stock split for shareholder approval in the upcoming Annual Meeting. Mr. Rigney made a motion to submit to the shareholders for approval a 2 for 1 forward stock split by amending the Company’s articles of incorporation, Mr. Roe seconded the motion and all approved. ,
The Compensation Committee submitted to the full board the proposal to also put before the shareholders a new stock option plan that will coincide with the new compensation plan just adopted by the Committee. Mr. Roe made a motion to propose to the shareholders the adoption of a new stock option plan at the Annual Meeting, Dr. Helton seconded the motion, all approved.

The board discussed implementing in the future some preventive health care incentives for the employees. It was decided that the idea is worth researching as to available programs.
There was some discussion on increasing the size of the board in the future. The slate of directors has already been decided for the coming year by the board but in the future it was agreed by everyone it is something to consider.
Mr. Patterson was asked to join the meeting and give the review of operations in China. At year-end we have lifted and sold 593,000 BBL from the 11-1 & 11-2 fields. We are producing from 31 wells at a rate of approximately 45,000 barrels per day, which is 5,400 barrels net to the Company. The Company is scheduled to lift approximately 300,000 barrels in February and the Duri price is averaging around $35 to $39.
Phase two of the development plan which is an additional 12 slot platform installed over the north portion of the 11-1 field will go into construction in the spring with placement of the platform in the fall.
The 11-3 & 11-5 overall development plans have been approved by CNOOC and it is anticipated the Chinese government will approve the ODPs in the next couple of months. The platform is being constructed for those fields and will be ready for transport offshore in March or April, with first oil in July or August 2005.
CNPC the onshore Chinese national oil company made a discovery 70 meters north of a prospect on the 4/36 block boundary near our 2-1 field. Kerr-McGee is projecting it could be potentially a 70-100MM barrel field and plans to drill a well to test the prospect in the next few months.
Kerr-McGee has extended the 5/36 block exploration license to the end of February 2006 by committing to one exploration well. Newfield elected not to participate in the extension so our interest in the exploration acreage is 23%.
Mr. Patterson reviewed the gas cloud exploration play the Company has encouraged Kerr-McGee to drill this year. Kerr is still evaluating the prospect and has not committed as yet to putting it in the dril1ing program.
Finally Mr. Patterson reviewed the capital expenditures in China for 2005. The exploration costs are approximately $5MM, the phase 2 development costs for the 11-1 & 11-2 fields are $9.5MM, the 11-3 & 11-5 development costs are $4.5MM and the 11-6,12-1 & 12-15 field development costs are $4.5MM for a total budget of $23.5MM.

Mr. Watford asked if there were any questions or comments. There were none put forward, so the meeting was adjourned. The next board meeting is scheduled for April 25, 2005, in Houston. There was no other business proposed and the meeting was adjourned at 6:00 p.m. CST.
Respectfully Submitted,
Originally signed

/s/ Charlotte H. Kauffman
Charlotte H. Kauffman
Corporate Secretary

Affirmed by:

/s/ Michael D. Watford
Michael D. Watford
CEO, President and Chairman of the Board

ULTRA PETROLEUM CORP.
Minutes of the Annual Meeting of the shareholders of Ultra Petroleum Corp. (the “Corporation”) held on Friday April 29, 2005 at 10:00 a.m. (C.S.T.) at The Sofitel Hotel, Houston, Texas, 77060 (the “Meeting”).
Michael D. Watford, Chairman of the Board, Chief Executive Officer and President for the Corporation, acted as Chairman of the Meeting.
The Chairman called the Meeting to order and with consent of the meeting appointed Charlotte Kauffman, Attorney of the Corporation, to act as Secretary and Scrutineer.
QUORUM
The Scrutineer reported that there were a total of 57,494,735 shares represented at the Meeting which equals 76% of the issued and outstanding shares of the Corporation. 288 shareholders representing 57,311,805 shares were by proxy. The Chairman declared that a quorum of shareholders was present. The Meeting was declared to be regularly called and properly constituted for the transaction of business.
REPORT OF DIRECTORS
The Chairman then proceeded with the next item of business in which the Report of the Board of Directors to the Shareholders was delivered.
FINANCIAL STATEMENTS
The Chairman stated that the next item of business was the consideration of the audited financial statements of the Corporation for the year ended December 31, 2004, together with the Auditor’s Report thereon. The Chairman asked if anyone present had any questions with respect to the financial statements. There were no questions.
Upon motion duly made, the financial statements of the Corporation and accompanying Auditor’s Report for the year ended December 31, 2004 were received.
ELECTION OF DIRECTORS
The Chairman stated that the next item of business was setting the number of directors and the election of directors.
Upon motion duly made, it was resolved that the number of directors be set at five.
The Chairman stated that the board of directors presently consisted of five directors whose terms of office were deemed to have expired at the Meeting and that the shareholders would be electing five directors at the Meeting. The Proxy Statement contained the names of five directors who were proposed for election at the Meeting. The Chairman then declared the Meeting open for nominations.
The following persons were nominated as directors of the Corporation:
Michael D. Watford
James C. Roe
Dr. William C. Helton
James Nielson
Robert Rigney
The Chairman asked for any further nominations. There being no further nominations, the Chairman declared the nominations closed and that the persons nominated be elected as directors of the Corporation to hold office until the next Annual Meeting of the Corporation, subject to the provisions of the Corporation’s Articles and the Business Corporations Act (Yukon Territory).
APPOINTMENT OF AUDITORS
The Chairman stated that the next item of business was the appointment of the auditors and requested a motion be made in this regard.
Upon motion duly made, it was resolved that KPMG LLP, Chartered Accountants be reappointed as auditors of the Corporation until the next Annual Meeting of the Corporation or until a successor is appointed, at a remuneration to be fixed by the directors, the directors being authorized to fix such remuneration.
TWO FOR ONE FORWARD STOCK SPLIT
The Chairman then proceeded to the next item of business which was to approve amending the Articles of the Corporation to provide for a two for one forward stock split pursuant to which each shareholder of record on May 2, 2005, the effective date of the stock split, will be deemed to receive one additional share for each share owned on the effective date.
Upon motion duly made, it was resolved that the following Special Resolution approving the amendment to the Articles of the Corporation be approved:
BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:
A. The articles of the Corporation shall be amended to divide each issued and outstanding common share of the Corporation into two issued and outstanding common shares of the Corporation.
B. The share split shall be effective upon the filing of Articles of Amendment with the Yukon Registrar of Corporations.

C. Any one Director or any one Officer of the Corporation is hereby authorized and directed to execute and deliver all such deeds, documents and other writings, including Articles of Amendment and to do such acts and things as the one Director or Officer, in his or her absolute discretion, may consider to be necessary or desirable for the purpose of giving effect to this resolution and to complete the share split approved herein.
D. The directors of the Corporation are authorized, in their unfettered discretion, to revoke this resolution at any time prior to the filing of the Articles of Amendment with the Yukon Registrar of Corporations, such decision to be evidenced by a duly passed resolution of the directors of the Corporation.
2005 STOCK INCENTIVE PLAN
The Chairman then proceeded to the next item of business which was to ratify and approve the 2005 Stock Incentive Plan.
Upon motion duly made, it was resolved that the 2005 Stock Incentive Plan be ratified and approved.
TERMINATION
The Chairman stated that the formal business of the Meeting had been completed and a motion for the termination of this Meeting was in order.
Upon motion duly made, it was resolved that the Meeting be terminated.

/s/ Michael D. Watford

MICHAEL D. WATFORD,
CHAIRMAN